

July 22, 2025

Chen Xin
Chief Executive Officer
Billion Group Holdings Limited
Unit 502, 20-20A
Chung Ying Building
Connaught Road West
Sheung Wan, Hong Kong

> **Re: Billion Group Holdings Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 7, 2025**
> **CIK No. 0002069821**

Dear Chen Xin:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 25, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 7, 2025
Cover Page

1. Please remove the mark next to the first check box of the forepart of the registration statement, as this offering is not qualified to be offered on a delayed or continuous basis pursuant to Rule 415.

2. We note your response to prior comment 2. Please provide prominent disclosure on the cover page about the legal and operational risks associated with having your operations in Hong Kong. Your disclosure should make clear whether these risks

could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also provide disclosure on the cover page, similar to the added disclosure on page 13, that recent PRC government statements and regulatory actions by China's government, such as those relating to the use of variable interest entities and data and cyberspace security and anti-monopoly concerns, have or may impact the Company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3. Please define "controlling shareholder" the first time you use this term.

Prospectus Summary, page 1

4. We note your response to prior comment 7. Please revise the disclosure on pages 1 and 17 about approvals to clarify, as you do on the cover page, that you have relied on an opinion of counsel.

Risk Relating to Doing Business in Hong Kong, page 5

5. We note your response to prior comment 9. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks *with cross-references to the more detailed discussion of these risks in the prospectus.* For example, specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may intervene or influence your operations *at any time,* or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations *and/or the value of the securities you are registering for sale.* Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers *could significantly limit or completely hinder your ability to offer or continue to offer securities to investors* and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.

Our business is affected by the quality and quantity of the products, page 21

6. We note your response to prior comment 12. Please expand the disclosure on page 21 to identify the "primary supplier" and the disclosure on page 69 to identify "Supplier A." Also, file as an exhibit any material agreements with the supplier.

7. Please tell us with specificity where you revised the disclosure in response to the second sentence of prior comment 13. For example, reconcile the statement on page 21 that "[i]f our relationship with our major supplier changes in the future, we may encounter unstable raw material supply and cost increases" with the statement on page 68 that "[i]n the event that operating subsidiaries' relationship with any supplier terminates, we believe that they will be able to source necessary supplies from alternative suppliers at similar prices."

Our business success and results of operations are significantly dependent, page 24

8.   We note your response to prior comment 10. Please file as exhibits any material agreements with your key customers.

Regulations, page 73

9.   We note your new disclosure on page 73 and 74 about Hong Kong laws and regulations. Please expand the disclosure to discuss the regulations to which you will be subject to in the markets you intend to operate. For example, we note the disclosure in the first full paragraph on page 68 about the Mainland China market.

Related Party Transactions, page 84

10.   We note your response to prior comment 19. Please revise the disclosure to identify the specific "former related companies" mentioned in the first table on page 85.

11.   We note your response to prior comment 20. Please revise to include disclosure covering the period from the beginning of the company's preceding three fiscal years up to the date of the document. In this regard, you have only provided disclosure for the 2023 and 2024 fiscal years.

Consolidated Financial Statements of Billion Group Holdings Limited, page F-1

12.   We note from your disclosure in Note 1 that Billion Group Holdings Limited was incorporated in the Cayman Islands on May 6, 2025. In light of the fact that Billion Group Holdings Limited, the registrant, was not in existence at the date of the most recent audited balance sheet, please tell us your basis for presenting consolidated financial statements and not presenting financial statements of the combined entities to be reorganized with the effects of the reorganization disclosed in the pro forma capitalization table.

Exhibit Index, page II-2

13.   We note your response to prior comment 21. Please tell us why page 3 of the opinion filed as Exhibit 5.2 refers to "the statements set forth in the Registration Statement under the caption "Hong Kong Taxation" are true and accurate in all material respects and that such statements constitute our opinion." In this regard, there does not appear to be a reference to your counsel in the "Hong Kong Taxation" section on pages 98 and 99.

Signatures, page II-4

14.   We note your response to prior comment 27. Please indicate clearly below the second paragraph of text required on the Signatures page who has signed your registration statement in the capacity of principal financial officer, and controller or principal accounting officer.

     Please contact Andi Carpenter at 202-551-3645 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kyle Leung